

April 28, 2015

Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

   Re: Companhia Brasileira de Distribuição
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 30, 2014
     File No. 001-14626

Dear Mr. Hidalgo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jennifer Thompson

         Jennifer Thompson
         Accounting Branch Chief